McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

December 3, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Mr. John Reynolds
                 Mr. Raj Rajan
                 Mr. John Dana Brown
                 Ms. Pamela Howell

                Re:   Gentiva Health Services, Inc.
                        Form 10-K for fiscal year ended December 30, 2007
                        Filed March 13, 2008
                        File No. 001-15669

Ladies and Gentlemen:

On behalf of our client, Gentiva Health Services, Inc., we are responding to the letter dated November 21, 2008 (the "Comment Letter") from Mr. John Reynolds, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") to Ronald A. Malone, Chief Executive Officer of Gentiva Health Services, Inc.

Set forth below are the responses to the comments of the Commission staff (the "Staff") provided to us by Gentiva. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response. Please note that references to "we," "our," "us," "Gentiva," and the "Company" refer to Gentiva Health Services, Inc.

Executive Compensation

Comment 1.           You have not provided a quantitative discussion of all of the terms of the performance objectives to be achieved for your named executive officers to earn their annual bonuses. The discussion on page 16 of the Schedule 14A you filed on April 3, 2008 indicates that you used targets for growth in annual revenue, levels of annual operating profit margin, limits on employee turnover in key personnel areas, growth in 4th quarter revenue, and levels of 4th quarter operating profit margin. You state that these targets were based on your 2007 business plan, but you do not provide quantitative disclosure. In future filings please disclose the specific performance targets to be achieved for your named executive officers to earn their annual bonuses or, provide us with a supplemental analysis explaining why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:

We confirm to you that in our 2009 proxy statement, in our analysis of the compensation paid to the named executive officers for fiscal 2008, we will disclose the metrics related to the specific performance targets to be achieved for our named executive officers to earn their annual bonuses for fiscal 2008. Furthermore, as long as the performance goals set by our Compensation Committee remain consistent, in future filings we will disclose the metrics related to the specific performance targets for those goals. As we note in our proxy statement, each year our Compensation Committee evaluates our executive bonus structure and establishes performance goals and metrics related to the specific performance targets for our named executive officers. If a change of circumstance occurs in the future with respect to our bonus plan that causes us to determine that it is appropriate to omit the metrics related to specific performance targets to avoid disclosure that would result in a reasonable risk of competitive harm to our Company, we will at that time comply with Section 402(b) of Regulation S-K, including providing the disclosure required thereunder.

Financial Statements

Notes to Financial Statements

Note 3 - Acquisitions/Disposition, page 66

Comment 2.           We note your disclosure on page 66 and 67 that you used independent appraisers to allocate the purchase price for the various acquisitions in 2006 and 2007. We also note that you included similar references in Note 6 on page 9 of your 10-Q for the quarterly period ended March 30, 2008 and June 29, 2008. Given your references to the use of such experts, please revise your disclosure in future Exchange Act filings to name each valuation expert and file the appropriate consents. As an alternative, you may delete all references to the use of outside valuation firms in future Exchange Act filings.

Response:

In future filings with the Commission under the Securities Exchange Act of 1934, the Company will name each valuation expert that the Company used and will file the appropriate consents or, alternatively, the Company will delete all references to the use of outside valuation firms in its future Exchange Act filings.

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further comments or require further information, or if any questions should arise with this submission, please call me at (404) 527-4647 or contact me by facsimile at (404) 527-4801.

Very truly yours,

/s/ Stacy S. Ingram

Stacy S. Ingram

cc:    Ronald A. Malone, Chairman and Chief Executive Officer,
            Gentiva Health Services, Inc.
        John R. Potapchuk, Executive Vice President, Chief Financial
            Officer and Treasurer, Gentiva Health Services, Inc.
        Stephen B. Paige, Senior Vice President, General Counsel
            and Secretary, Gentiva Health Services, Inc.